Exhibit 3

8TRACKS, INC.

AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT

This Amended and Restated Investors’ Rights Agreement (this “Agreement”) is made and entered into as of , 2016, by and among 8tracks, Inc., a Delaware corporation (the “Company”), the holders of outstanding Preferred Stock of the Company listed on Exhibit A hereto (the “Existing Investors”), the purchasers of Series A Preferred Stock of the Company listed on Exhibit B hereto (the “New Investors” and together with the Existing Investors, the “Investors”) and the parties listed on Exhibit C attached hereto (the “Key Holders”).

RECITALS

A.	The Company, Key Holders and Existing Investors are parties to an Investors’ Right Agreement dated as of August 18, 2014 (the “Prior Agreement”).

B.	The New Investors have agreed to purchase from the Company, and the Company has agreed to sell to the New Investors, shares of the Company’s Series A Preferred Stock (the “Shares”) on the terms and conditions set forth in that certain Series A Preferred Stock Purchase Agreement dated of even date herewith by and among the Company and the Investors, as amended from time to time (the “Series A Agreement”).

C.	It is a condition to the closing of the sale of the Shares that the parties hereto execute and deliver this Agreement.

D.	The Company, Key Holders and Existing Preferred Holders desire to amend and restate the Prior Agreement in its entirety as set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties hereto agree as follows:

A.           Amendment of Prior Agreement; Waiver of Right of First Offer.

Pursuant to Section 7.1 of the Prior Agreement, effective and contingent upon execution of this Agreement by the Company, the Prior Agreement is hereby amended and restated in its entirety to read as set forth in this Agreement, and the Company, the Key Holders, the Existing Investors and the New Investors shall be bound by the provisions hereof as the sole agreement of the Company, the Key Holders, the Existing Investors and the New Investors with respect to the subject matter hereof. The Existing Investors hereby waive the participation right, including the notice requirements, set forth in Section 4 of the Prior Agreement with respect to the issuance of the Shares.

1.	In this Agreement, the words and expressions set out below shall have the following meanings:

“Affiliate”	means, with respect to any specified Investor, any other Investor who directly or indirectly, controls, is controlled by or is under common control with such Investor, including without limitation any general partner, managing member, officer or director of such Investor, and any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management or advisory company with, such Investor.

“Capital Stock”	means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

“Common Stock”	means shares of Common Stock of the Company, $0.0001 par value per share.

“Existing Investors”	means (i) the persons named on Exhibit A hereto consisting solely of purchasers or transferees of Series Seed Preferred Stock or Series Seed-2 Preferred Stock, (ii) each person to whom the rights of an Existing Investor are assigned pursuant to the terms hereof, and (iii) each person who hereafter becomes a signatory to this Agreement pursuant to the terms hereof and any one of them, as the context may require.

“Investor Notice”	means written notice from an Existing Investor notifying the Company and the selling Key Holder or Investor, as the case may be, that such Existing Investor intends to exercise its Right of First Refusal as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer or Proposed Investor Transfer, as the case may be.

“Investors”	means (i) the persons named on Exhibit A or Exhibit B hereto, (ii) each person to whom the rights of an Investor are assigned pursuant to the terms hereof, and (iii) each person who hereafter becomes a signatory to this Agreement pursuant to the terms hereof and any one of them, as the context may require.

“Key Holders”	means the persons named on Exhibit C hereto, each person to whom the rights of a Key Holder are assigned pursuant to the terms hereof, each person who hereafter becomes a signatory to this Agreement pursuant to the terms hereof and any one of them, as the context may require.

“New Investors”	means (i) the persons named on Exhibit B hereto consisting solely of purchasers or transferees of Series A Preferred Stock who are not otherwise Existing Investors, (ii) each person to whom the rights of a New Investor are assigned pursuant to the terms hereof, and (iii) each person who hereafter becomes a signatory to this Agreement pursuant to the terms hereof and any one of them, as the context may require.

“Preferred Majority”	means holders of a majority of the Company’s outstanding Series Seed Preferred Stock and Series Seed-2 Preferred Stock, voting on an as-converted basis.

“Preferred Stock”	means all shares of the Company’s Series Seed Preferred Stock, Series Seed-2 Preferred Stock, and Series A Preferred Stock, $0.0001 par value.

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“Proposed Investor Transfer”	means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Preferred Stock (or any interest therein) proposed by any of the Investors.

“Proposed Key Holder Transfer”	means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

“Proposed Transfer Notice”	means written notice from a Key Holder or an Investor setting forth the terms and conditions of a Proposed Key Holder Transfer or Proposed Investor Transfer, as the case may be.

“Prospective Transferee”	means any person to whom a Key Holder or an Investor proposes to make a Proposed Key Holder Transfer or Proposed Investor Transfer, as the case may be.

“Right of Co-Sale”	means the right, but not an obligation, of an Existing Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

“Right of First Refusal”	means the right, but not an obligation, of the Existing Investors, or their permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer or Proposed Investor Transfer, as the case may be, on the terms and conditions specified in the Proposed Transfer Notice.

“Stock Sale”	means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

“Transfer Stock”	means shares of Capital Stock owned by a Key Holder or an Investor, or issued to a Key Holder or Investor after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like).

“Undersubscription Notice”	means written notice from an Existing Investor notifying the Company and the selling Key Holder or Investor, as the case may be, that such Existing Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal.

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2.	COVENANTS OF THE COMPANY

2.1	Information Rights

(a)          Basic Financial Information. The Company will furnish to each Existing Investors and any entity which requires such information pursuant to its organizational documents when available (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company’s fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments; provided however, that footnotes required pursuant to generally accepted accounting principles and practices shall not be required. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

(b)          Capitalization Table. The Company shall prepare a detailed capitalization table showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Existing Investors to calculate their respective percentage equity ownership in the Company, and certified by the chief financial officer or chief executive officer of the Company as being true, complete, and correct, and shall deliver such share capital schedule to each Existing Investor within 30 days after the end of each calendar year.

(c)          Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Investor’s attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Investor’s investment in the Company.

(d)          Inspection Rights. The Company shall permit each Existing Investor to visit and inspect the Company’s properties, to examine its books of account and records and to discuss the Company’s affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Investor.

2.2	Assignment of Company’s Right of First Refusal

Pursuant to the right of first refusal set forth in Stock Purchase Agreements the Company has entered into with the Key Holders, the Company has a right of first refusal with respect to certain proposed transfers of the Company’s outstanding securities by the Key Holders. In the event the Company elects not to exercise its right of first refusal pursuant to the Company’s Bylaws, by contract or otherwise with respect to a proposed transfer of the Company’s outstanding securities, the Company shall assign such right of first refusal to each Existing Investor pursuant to the terms and conditions of Section 5 below. In the event of such assignment, each Existing Investor shall have a right to purchase that portion of the securities proposed to be transferred equal to the ratio of (a) the number of shares of the Company’s Common Stock issued or issuable upon conversion of the Preferred Stock owned by such Existing Investor, to (b) the number of shares of the Company’s Common Stock issued or issuable upon conversion of the Preferred Stock owned by all Investors.

2.3	Employee Stock

Unless otherwise approved by the Company’s Board of Directors (the “Board”) and a Preferred Majority, all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company’s capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4)-year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, (ii) no accelerated vesting upon the occurrence of a Deemed Liquidation Event, as such term is defined in the Company’s Amended and Restated Certificate of Incorporation, as amended from time to time (the “Restated Certificate”), or a Stock Sale, unless such employee is terminated without cause within twelve (12) months of such Deemed Liquidation Event or Stock Sale, and (iii) a market stand-off provision substantially similar to that in Section 4.2. In addition, unless otherwise approved by the Board, the Company shall retain a “right of first refusal” on employee transfers until the Company’s IPO (with a secondary right to the Investors) and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

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2.4	Insurance

Promptly following the date of this Agreement, the Company shall take out and maintain such insurances as are necessary to protect the Company’s assets and employees and to insure the Company against claims by third parties in the ordinary course of the Company’s business.

3.	RESTRICTIONS ON TRANSFER; DRAG ALONG

3.1	Limitations on Disposition

Subject to Section 5, each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the Preferred Stock and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the “Securities”) or any assignee of record of Securities (each such person, a “Holder”) hereby agrees not to make any disposition of all or any portion of any Securities unless and until:

(a)          there is then in effect a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b)          such Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Sections 3.1(a) and 3.1(b) above, no such registration statement or opinion of counsel shall be required: (i) for any transfer of any Securities in compliance with SEC Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, without limitation, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member or stockholder, or (iii) for the transfer by gift, will or intestate succession by any Holder to his or her spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that in the case of clauses (ii) and (iii) the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Investor hereunder and in the case of clause (iii) the transfer was without additional consideration or at no greater than cost.

3.2	“Market Stand-Off” Agreement

Each Holder hereby agrees that it shall not, to the extent requested by the Company or an underwriter of securities of the Company, sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to one hundred eighty (180) days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last seventeen (17) days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or prior to the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company’s securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 3.2 shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In no event will the restricted period extend beyond two hundred fifteen (215) days after the effective date of the registration statement.

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For purposes of this Section 3.2, the term “Company” shall include any wholly-owned subsidiary of the Company into which the Company merges or consolidates. To enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the shares subject to this Section 3.2 and to impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder further agrees to enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

3.3	Drag Along Right

(a)          In the event that each of (i) the holders of a majority of the shares of Common Stock (ii) a Preferred Majority ((i) and (ii) together, the “Selling Holders”) and (iii) the Board approve a Deemed Liquidation Event (as defined in the Restated Certificate) or a Stock Sale, then (x) if such transaction requires stockholder approval, each Holder and Key Holder hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Holder or Key Holder in favor of, and adopt, such Deemed Liquidation Event and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Deemed Liquidation Event and (y) if there is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Holder or Key Holder as is being sold by the Selling Holders to the person to whom the Selling Holders propose to sell their Preferred Stock, and on the same terms and conditions as the Selling Holders, and in each case to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event or Stock Sale as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 3.3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The proceeds from such Deemed Liquidation or Stock Sale shall be distributed in accordance with Section 1.1 of Part B of Article IV of the Restated Certificate.

(b)          Notwithstanding the foregoing, a Holder will not be required to comply with Subsection 3.3(a) above in connection with any proposed Deemed Liquidation Event or Stock Sale of the Company (the “Proposed Sale”) unless:

(i)          any representations and warranties to be made by such Holder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Capital Stock, including but not limited to representations and warranties that (A) the Holder holds all right, title and interest in and to the Capital Stock such Holder purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the Holder in connection with the transaction have been duly authorized, if applicable, (C) the documents to be entered into by the Holder have been duly executed by the Holder and delivered to the acquirer and are enforceable against the Holder in accordance with their respective terms and (D) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Holder’s obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

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(ii)         the Holder shall not be liable for the inaccuracy of any representation or warranty made by any other person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(iii)        the liability for indemnification, if any, of such Holder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its stockholders in connection with such Proposed Sale, is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders), and is pro rata in proportion to, and does not exceed, other than in the case of fraud or willful misconduct by such holder, the amount of consideration paid to such Holder in connection with such Proposed Sale; and

(iv)        upon the consummation of the Proposed Sale, (A) each holder of each class or series of the Company’s stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock and (B) unless the holders of at least (i) a majority of the then outstanding shares of Preferred Stock (voting as a single class) elect to receive a lesser amount by written notice given to the Company at least 20 days prior to the effective date of any such Proposed Sale, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale. Notwithstanding any provision herein to the contrary, no Holder shall be required to enter into non-competition, non-solicitation or no-hire restrictive covenant provision in connection with a Proposed Sale.

4.	Participation RIGHT

4.1	General

Each Holder has the right of first refusal to purchase such Holder’s Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 4.2 below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Holder shall have no right to purchase any such New Securities if such Holder cannot demonstrate to the Company’s reasonable satisfaction that such Holder is at the time of the proposed issuance of such New Securities an “accredited investor” as such term is defined in Regulation D under the Securities Act. A Holder’s “Pro Rata Share” for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company’s Common Stock either owned by such Holder or issued or issuable upon conversion of the Preferred Stock owned by such Holder, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants. Notwithstanding anything to the contrary in the foregoing, Holders who are New Investors shall have no rights of first refusal or other preemptive rights pursuant to this Section 4.

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4.2	New Securities

“New Securities” shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term “New Securities” does not include: (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of the Company’s Series A Preferred Stock issued pursuant to the Series A Agreement; (f) shares of Common Stock or Preferred Stock issued or issuable in connection with a bona fide business acquisition or venture debt financing that is approved by the Preferred Majority; (g) shares of the Company’s Common Stock or Preferred Stock issued or issuable to an entity as a component of any business relationship with such entity primarily for the purpose of (i) joint venture, technology licensing or development activities, (ii) distribution, supply or manufacture of the Company’s products or services or (iii) any other arrangements involving corporate partners that are primarily for purposes other than raising capital, the terms of which business relationship with such entity are approved by the Board and by the Preferred Majority; (h) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable in any other transaction in which exemption from these provisions is approved by the Board and the Preferred Majority; and (i) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

4.3	Procedures

In the event that the Company proposes to undertake an issuance of New Securities, it shall give to each Holder a written notice of its intention to issue New Securities (the “Notice”), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 7.2. Each Holder shall have ten (10) days from the date such Notice is effective, as determined pursuant to Section 7.2 based upon the manner or method of notice, to agree in writing to purchase such Holder’s Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Holder’s Pro Rata Share).

4.4	Failure to Exercise

In the event that the Holders fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Holders’ rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company’s Notice to the Holders. In the event that the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Holders pursuant to this Section 4.

5.	RIGHT OF FIRST REFUSAL AND CO-SALE

5.1	Right of First Refusal

(a)          Grant. Subject to the terms of Section 5.1 and Section 5.4 below, each Key Holder hereby unconditionally and irrevocably grants to the Existing Investors and each Investor hereby unconditionally and irrevocably grants to the Existing Investors a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder or Investor may propose to transfer in a Proposed Key Holder Transfer or Proposed Investor Transfer, as the case may be, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

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(b)          Notice. Each Key Holder or Investor proposing to make a Proposed Key Holder Transfer or Proposed Investor Transfer, as the case may be, must deliver a Proposed Transfer Notice to the Company and each Existing Investor not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer or Proposed Investor Transfer, as the case may be. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer or Proposed Investor Transfer, as the case may be, and the identity of the Prospective Transferee. To exercise its Right of First Refusal under this Section 5, each Existing Investor must deliver an Investor Notice to the Company within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event that two or more Existing Investors each deliver an Investor Notice to the Company in compliance with this Section 5.1(b) (each a “Responding Investor”), each Responding Investor shall be entitled to that portion of the securities proposed to be transferred that is equal to the ratio of (a) the number of shares of the Company’s Common Stock issued or issuable upon conversion of the Preferred Stock owned by the Responding Investor, to (b) the number of shares of the Company’s Common Stock issued or issuable upon conversion of the Preferred Stock owned by all Responding Investors, unless the Responding Investors agree otherwise. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 5.1(a) and this Section 5.1(b).

(c)          Undersubscription of Transfer Stock. If options to purchase have been exercised by the Existing Investors with respect to some but not all of the Transfer Stock by the end of the fifteen (15)-day period specified in Section 5.1(b) (the “Investor Notice Period”), then the Company shall, immediately after the expiration of the Investor Notice Period, send written notice (the “Company Undersubscription Notice”) to those Existing Investors who fully exercised their Right of First Refusal within the Investor Notice Period (the “Exercising Investors”). Each Exercising Investor shall, subject to the provisions of this Section 5.1(c), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder or Investor and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 5.1(c) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Right of First Refusal. If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder or Investor of that fact.

(d)          Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board. If any Existing Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, such Existing Investor may pay the cash value equivalent thereof, as determined in good faith by the Board. The closing of the purchase of Transfer Stock by the Existing Investors shall take place, and all payments from the Existing Investors shall have been delivered to the selling Key Holder or Investor, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer or Proposed Investor Transfer, as the case may be and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

5.2	Right of Co-Sale

(a)          Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Section 5.1 above and thereafter is to be sold to a Prospective Transferee, each respective Existing Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Section 5.2(b) below and otherwise on the same terms and conditions specified in the Proposed Transfer Notice (provided that if an Existing Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock). Each Existing Investor who desires to exercise its Right of Co-Sale must give the selling Key Holder written notice to that effect within fifteen (15) days after the expiration of the Investor Notice Period described above, and upon giving such notice such Existing Investor shall be deemed to have effectively exercised the Right of Co-Sale.

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(b)          Shares Includable. Each Existing Investor who timely exercises such Existing Investor’s Right of Co-Sale by delivering the written notice provided for above in Section 5.2(a) may include in the Proposed Key Holder Transfer all or any part of such Existing Investor’s Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Existing Investors pursuant to the Right of First Refusal) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Existing Investor immediately before consummation of the Proposed Key Holder Transfer (including any shares that such Investor has agreed to purchase pursuant to the Right of First Refusal) and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Existing Investors immediately prior to the consummation of the Proposed Key Holder Transfer (including any shares that all Existing Investors have collectively agreed to purchase pursuant to the Right of First Refusal), plus the number of shares of Transfer Stock held by the selling Key Holder. To the extent one or more of the Existing Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c)          Delivery of Certificates. Each Existing Investor shall effect its participation in the Proposed Key Holder Transfer by delivering to the transferring Key Holder, no later than fifteen (15) days after such Existing Investor’s exercise of the Right of Co-Sale, one or more stock certificates, properly endorsed for transfer to the Prospective Transferee, representing:

(v)         the number of shares of Common Stock that such Existing Investor elects to include in the Proposed Key Holder Transfer; or

(vi)        the number of shares of Preferred Stock that is at such time convertible into the number of shares of Common Stock that such Existing Investor elects to include in the Proposed Key Holder Transfer; provided, however, that if the Prospective Transferee objects to the delivery of convertible Preferred Stock in lieu of Common Stock, such Existing Investor shall first convert the Preferred Stock into Common Stock and deliver Common Stock as provided above. The Company agrees to make any such conversion concurrent with and contingent upon the actual transfer of such shares to the Prospective Transferee.

(d)          Purchase Agreement. The parties hereby agree that the terms and conditions of any sale pursuant to this Section 5.2 will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other transfer pursuant to this Section 5.2.

(e)          Deliveries. Each stock certificate an Existing Investor delivers to the selling Key Holder pursuant to Section 5.2(c) above will be transferred to the Prospective Transferee against payment therefore in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice and the purchase and sale agreement, and the selling Key Holder shall concurrently therewith remit or direct payment to each Existing Investor the portion of the sale proceeds to which such Existing Investor is entitled by reason of its participation in such sale. If any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Existing Investor exercising its Right of Co-Sale hereunder, no Key Holder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Existing Investor on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice.

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(f)          Additional Compliance. If any Proposed Key Holder Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 5. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 5.2.

5.3	Effect of Failure to Comply

(a)          Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer or Proposed Investor Transfer, as the case may be, not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b)          Violation of First Refusal Right. If any Key Holder or Investor becomes obligated to sell any Transfer Stock to any Existing Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, such Existing Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder or Investor the purchase price for such Transfer Stock as is herein specified and transfer to the name of such Existing Investor (or request that the Company effect such transfer in the name of an Existing Investor) on the Company’s books the certificate or certificates representing the Transfer Stock to be sold.

(c)          Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a “Prohibited Transfer”), each Existing Investor who desires to exercise its Right of Co-Sale under Section 5.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Existing Investor the type and number of shares of Capital Stock that such Existing Investor would have been entitled to sell to the Prospective Transferee under Section 5.2 had the Prohibited Transfer been effected pursuant to and in compliance with the terms of Section 5.2. The sale will be made on the same terms and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Existing Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 5.2. Such Key Holder shall also reimburse each Existing Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Investor’s rights under Section 5.2.

5.4	Exempt Transfers

Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 5.1 and 5.2 shall not apply: (a) in the case of an Investor, to an Affiliate of such Investor; (b) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (c) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, or (d) in the case of a Key Holder or an Investor that is a natural person, upon a transfer of Transfer Stock by such Key Holder or Investor made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Key Holder or Investor (or his or her spouse) (all of the foregoing collectively referred to as “family members”), or any other relative/person approved by unanimous consent of the full Board of Directors of the Company, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Key Holder or Investor or any such family members; provided that in the case of clause(s) (b) or (d), the Key Holder or Investor shall deliver prior written notice to the Investors of such transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder or Investor, as applicable (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder or Investor with respect to Proposed Key Holder Transfers or Proposed Investor Transfers (as applicable) of such Transfer Stock pursuant to Section 5; and provided, further, in the case of any transfer pursuant to clause (b) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

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6.	BOARD

6.1	Board Composition

(a)          Each Holder shall vote, or cause to be voted, all shares of Capital Stock owned by such Holder, or over which such Holder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the Company’s Chief Executive Officer, who shall initially be David Porter (the “CEO Director”), shall be elected to the Board provided, however, if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Holders shall promptly vote their respective shares of Capital Stock (i) to remove the former Chief Executive Officer from the Board if such person has not resigned as a member of the Board and (ii) to elect such person’s replacement as Chief Executive Officer of the Company as the new CEO Director.

(b)          The Holders will not vote their shares of Capital Stock of (or any such shares held in trust over which they have voting power) for any amendment or change to the Restated Certificate or Bylaws providing for the election of more or less than 1 director, or any other amendment or change to the Restated Certificate or Bylaws inconsistent with the terms of this Agreement.

6.2	Observer Rights

The Company shall invite a representative of Index Ventures to attend all meetings of the Board in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel.

6.3	Expenses

The Company shall reimburse the representative of Index Ventures, if appointed under Section 6.2, for all reasonable and documented out-of-pocket travel expenses incurred (consistent with the Company’s travel policy) in connection with attending meetings of the Board.

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7.	GENERAL PROVISIONS

7.1	Amendment and Waiver of Rights

Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Preferred Majority (and/or any of their permitted successors or assigns); provided, however, that any amendment to Section 5 that adversely affects the obligations and/or rights of the Key Holders shall require the additional written consent of the holders of a majority of the outstanding shares of the Company’s Common Stock then held by all of the Key Holders who are then providing services to the Company as employees or consultants. The parties agree that an amendment to add additional Investors shall not be deemed to adversely affect the rights of the Key Holders. Any amendment or waiver effected in accordance with this Section 7.1 shall be binding upon each Investor, each Holder, each permitted successor or assignee of such Investor or Holder and the Company. Notwithstanding the foregoing, no consent shall be necessary to add additional New Investors as signatories to this Agreement and to update Exhibit B accordingly.

7.2	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or email during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A or Exhibit B hereto, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section 7.2. If notice is given to the Company, it shall be sent to 8tracks, Inc. 51 Sharon Street, San Francisco, CA 94114, Attention: David Porter; and a copy (which shall not constitute notice) shall also be sent to Orrick, Herrington & Sutcliffe, LLP, 1040 Marsh Road, Menlo Park, CA 98025, Attn: Stephen Venuto.

7.3	Entire Agreement

This Agreement and the documents referred to herein, together with all the Exhibits hereto, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

7.4	Jurisdiction; Governing Law

The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state and federal courts located in the State of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement (“Covered Matters”), (b) agree not to commence any suit, action or other proceeding arising out of or based upon any Covered Matters except in the state courts or federal courts located in that state, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter of any Covered Matter may not be enforced in or by such court. All Covered Matters shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflict of law principles that would result in the application of the law of any other state.

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7.5	Severability

The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.6	Third Parties

Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

7.7	Successors and Assigns

This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by an Investors without the prior written consent of the Company, provided that an Investor may assign any of its rights hereunder to an Affiliate. Any attempt by an Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing, and except as otherwise provided herein, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives.

7.8	Titles and Headings

The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to “sections” and “exhibits” will mean “sections” and “exhibits” to this Agreement.

7.9	Counterparts

This Agreement may be executed in any number of counterparts, including without limitation the execution of an agreement to be bound by the terms herein, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

7.10	Costs and Attorneys’ Fees

In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party’s costs and attorneys’ fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

7.11	Adjustments for Stock Splits, Etc.

Wherever in this Agreement there is a reference to a specific number of shares of Common Stock or Preferred Stock of the Company of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

7.12	Aggregation of Stock

All shares of Capital Stock held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and the exercise of any such rights may be allocated among such Affiliates in the manner as such Affiliates may determine in their discretion.

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7.13	Further Assurances

The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

7.14	Facsimile Signatures

This Agreement may be executed and delivered by facsimile and upon such delivery the facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

7.15	Termination

The rights, duties and obligations under Sections 2, 4, 5 and 6 of this Agreement shall terminate immediately prior to the closing of the Company’s initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act. Notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) shall terminate upon the closing of a Deemed Liquidation Event as defined in the Restated Certificate.

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